OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Citizen Health Project, Inc.

6641 Hwy 98 Suite 200
Hattiesburg, MS 39402

https://citizenhealth.io

500000 shares of Common Stock (Designated as "Medex" or "MDX")

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 53,500,000* shares of common stock ("Medex Tokens" or "MDX") ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 500,000 shares of common stock ("Medex Tokens" or "MDX") ($10,000)

Company	Citizen Health Project, Inc. A Delaware Public Benefit Corporation
Corporate Address	6641 Hwy 98 Suite 200 Hattiesburg, MS 39402 USA
Description of Business	A decentralized health economy owned & governed by the people
Type of Security Offered	Common Stock (Designated as "Medex" or "MDX")
Purchase Price of Security Offered	$0.02
Minimum Investment Amount (per investor)	$400

Perks

$400+ You are first to beta test Humantiv and can earn bounties**

$5,000+ Same as above, plus a 20% bonus of Medit tokens (not Medex) preloaded in your Humantiv account**

$50,000+ Same as above, plus our microbiome and genetic test along with personal analysis & interpretation

$70,000+ Same as above, plus our "Healthy Home" digital diagnostic kit.

$100,000+ Same as above, plus a free year of a family subscription.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

***Humantiv is our first application and also the operating system for Citizen Health. We have a dual-token structure: a stable currency called Medit that is pegged at $1 USD, and a token called Medex which represents a share of Common Stock in Citizen Health.*

Terms of Tokens

Medex Tokens (Common Stock)

Description: The Medex Tokens will represent a single share of Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC20
- **Exchanges:** Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** 1 vote
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** None
- **Other:** None

Please see Offering Document for complete set of rights and preferences.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for Medex tokens.

The 10% Bonus for StartEngine Shareholders

Citizen Health Project, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 5,000 shares of Common Stock (Designated as "Medex" or "MDX") at $0.02 / share, you will receive 500 Common Stock (Designated as "Medex" or "MDX") bonus shares, meaning you'll own 5,500 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Citizen Health is building a decentralized health economy around patients, caregivers, and health providers. We're using blockchain technology and AI to drastically decrease the price of healthcare by removing unnecessary intermediaries, such as insurance companies, third-party administrators, and benefits brokers. By scaling the direct primary care model, we're offering "Health as a Service" programs based on an individual's health profile.

A complete business description can be found in the Citizen Health White Paper.

Sales, Supply Chain, & Customer Base

We sell directly to individuals, employers, and governments via our Health & Wellness Marketplace that connects people needing health & wellness services, products, and procedures to the health providers and vendors who can provide said services, products, and procedures. Revenue will come from our Health & Wellness Marketplace (a multifaceted platform) in the form of transaction fees between buyers and sellers, from customers subscribing to our "Health as a Service" plans, and from our future health & wellness product line.

Competition

Any entity that has a business model of saving people money on healthcare and simultaneously optimizing their health will be a competitor. Most likely competitors only do one or the other, but the biggest categories we could be competing with are health insurance companies, healthcare sharing ministries, and healthcare cooperatives. Our value proposition completely contradicts the traditional health insurance model so it would be difficult for them to disrupt themselves internally. Healthcare sharing ministries and healthcare cooperatives are most aligned with our business model so those will be the largest competition, but as currently operating, do not utilize a cryptoeconomic model like us. On that note, we are entering new territory with blockchain technology in healthcare. We anticipate new entrants to the market that may prove to be competition.

Liabilities and Litigation

Citizen Health does not have any legal liabilities nor is involved in any litigation.

Current Development

We've been developing our Medit Protocol and Proof of Health algorithm for the past 10 months. Our Medit Protocol is scheduled for a testnet release in May which includes our Community Governance platform & Incentive System. Our Medit & Medex tokens will be released with the testnet protocol release. We plan to take the network live on the Ethereum mainnet Q3-Q4 2018 depending on testing.

In conjunction with the Medit Protocol release, we'll be releasing our Humantiv app to the Android and Apple app stores.

Our Collaboration Engine is already forming with researchers & clinicians coming together to validate our Proof of Health algorithm.

Roadmap

- Medit Protocol testnet release in May 2018
- Incentive System & Community Governance testnet launch May 2018
- Launch Humantiv in iOS & Android app stores May 2018
- Launch Collaboration Engine June 2018
- Reg D offering in June 2018
- Launch Health & Wellness marketplace Q3 2018
- Medit Protocol launch on Ethereum mainnet
- “Health as a Service” launches January 1st, 2019

The team

Officers and directors

Brennen Hodge	Founder & CEO

Brennen Hodge

Brennen has centered his professional life on technological connection. Beginning with CitiLife, (CEO, 2011-2014) Brennen established a way for journalists and bloggers to distribute content and generate revenue through a new online platform. Through dbVantage, (Founder & CEO, 2012-2018 (approx. 0.5 hours a week currently working here)) he cultivated skills in design, programming and formed his expertise in leadership and team management. His real passion for healthcare and his journey towards Citizen Health, first began with Pharmedio, four years ago. (CEO, 2014-2017). During his tenure with Pharmedio, Brennen would uncover the ways in which startups are formed, built and nurtured. The valuable discoveries, yet challenging complexities surrounding healthcare inspired Brennen to look closer at what could be done to transform healthcare. With the emerging technologies, blockchain, AI and other cutting edge advancements, healthcare now has a way to be digitized, networked, comprehensive and affordable. Citizen Health (Founder & Architect, 2017 to present) is the product of these advancements, derived from years of Brennen's innovation and intuitive thinking. Brennen is on a journey to democratize every aspect of health, wellness and healthcare in America and throughout the world.

Number of Employees: 12

Related party transactions

The related party, Brennen Hodge, founder of the Company, has provided a line of credit for $75,000 with 0% interest rate. As of April 9, 2018, Brennen Hodge has funded the Company's operating expenses in the amount of $73,280. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%. The Company has allocated 10% of its 10,000,000,000 total authorized tokens to its founders, team members, and advisory team as follows: Brennen Hodge, CEO/Co-Founder: 500,000,000, Megan Janas, Cofounder/Digital Strategy: 100,000,000, James Cunningham, Cofounder/Blockchain Engineer: 100,000,000, Nabyl Bennouri, Cofounder/Software Engineer: 100,000,000, John Chamberlain, Direct Care: 20,000,000, Benjamin Maisano, Technical Advisor: 1,000,000. All tokens to the above persons will be distributed after a two year vesting period with a one year cliff. Upon distribution of tokens, they shall be subject to a one year vesting period before they may be potentially traded on a secondary market, subject to any regulations at that time. A remaining 179,000,000 Medex tokens are reserved for future potential team members and advisors.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is brand-new technology** We are developing & utilizing the latest technology in our endeavors. An important part is the use of blockchain technology, which has only been around for less than 10 years. This is a growing technology and one that is learning from problems. There are still possibilities we are not aware of.

- **Government Regulation, Legislation, and Censorship** The Company is subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have an impact on our business. We're operating under new regulation (United States) that allows our "Health as a Service" plans to fall under direct primary care laws, meaning that they do not fall under insurance regulation. There are currently 25 states with positive laws helping us with at least 10 more drafting bills. The risk is if our government overturns these laws.
- **This is newly formed company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think America's healthcare system is broken and you want to help us build a new one.
- **Even if we raise the maximum sought in this offering, we will need to raise more funds to scale operations.** We're trying to fix healthcare in America -- this is going to take more capital than the maximum sought in this offering. We can build a lot with this first offering, but to scale past phase 2, we will have future offerings.
- **It might not be easy to resell the securities** We are offering a tokenized share of our company. This is a new financial product using new technology. There is weak consensus on how to trade these tokens and where to do so. We're confident StartEngine or other platforms can figure this out.
- **Lobbyist will do their thing and try to fight us** Since we're disrupting the status quo, we know big pharma, big insurance, and Wall Street will send their lobbyists to their favorite politicians and try and shut us down. This is to be expected.
- **Any valuation at this stage is speculation on future network growth** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you want to fix healthcare, invest. If you want to let it get worse, don't invest.
- **Our business projection are only estimates** We have a solid plan to meet our business projections, but there is no guarantee that we will hit our targets. As with any business plan, it's all estimates.
- **Our intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. We plan to explore opportunities to patent parts of our core technology but have no patents or applications currently pending or anticipated at this time. In addition, companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our platform, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we

may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time-consuming and distract management's attention from our core operations.

- **Breaches of Company Systems** Any breach of Company systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.
- **App Store Rejections** We have been able to get our Android app approved for the Google Play Store. We have been unable to get our mobile application approved by Apple for their App Store. If this trend continues or if our Android application is removed from the Google Play Store it could have a negative impact on our ability to grow the business and user base.
- **We depend on certain key personnel** Our future success depends initially on the efforts of key personnel and consultants, especially our founders. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Eventually, we aim to be fully decentralized with efforts depending on the crowd.
- **All financial investments, including ICOs, are inherently of risk** All investments are generally speculative in nature and involve substantial risk of loss. We strongly encourage investors to use full due diligence to invest carefully, such as to obtain independent investigations from professional advisors prior to acting upon the information we publish. Due to the developmental nature of blockchain technology, we do not warrant or guarantee the success in your investment arising out of your participation in this crowdsale. Any investment decisions and outcomes remain the responsibility of the individual. Additionally, the value of tokens may be adversely affected by factors out of our control including, but not limited to: (a) downturns in economic conditions; (b) reputation of relevant industry influenced by inappropriate actions of competitors or other organizations; (c) bankruptcies, financial difficulties, or defaults by cryptocurrency exchanges; (d) changes in operating costs or expenses; (e) changes in or increased costs of compliance with relevant legislation; (f) falsified information, news, or rumors perpetuated by others; (g) malfunction or abandonment of underlying blockchain protocols or blockchain mining exploitation; and (h) civil unrest, acts of God or natural disasters, and acts of war or terrorism.
- **Our tokens may be illiquid for long periods of time** Our tokens that are purchased will be marked with a 1-year restricted legend. This means that they should not be traded on secondary markets until this legend attribute has been removed after 1 year, anticipated to be around July 2019. Although popular token assets are generally considered very liquid due to the ease of transfer using blockchain technology, there is nevertheless the risk of financial illiquidity if such tokens are not or never listed in a tradeable exchange. This may be due to

compliance regulations such as those from the SEC as well as state-level regulations such as BitLicense. We may also be acquired by another company in the future, but we would not have control on whether they choose to use our tokens or to convert them to their own equivalent asset, if at all.

- **There is unpredictability regarding regulations for blockchain and cryptocurrency related or derived assets** Due to the novel nature of blockchain-based technology, there is currently unclear or insufficient government regulation or protection on how such tokens are to be traded or transferred. Therefore, if the tokens are tradeable on a secondary market, then market manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced. Additionally, unforeseen government regulation may result in complete illiquidity of cryptocurrencies and its derivatives such as through the restriction of cryptocurrency exchanges. Perceived market price of tokens may not necessarily represent their true fundamental value and may be subjected to over-speculation and therefore extreme corrections and volatility. High volatility assets are generally considered investments of risk.
- **Our forward-looking statements are not indicators of guaranteed success or returns** Past performance is not always indicative of future results. Particular statements, strategies, estimates, and financial information we provide may constitute forward-looking statements or information. Such forward-looking statements or information involve known and unknown risks and uncertainties which may cause actual events or results to differ materially from the estimates or the results implied or expressed in such forward-looking statements.
- **We may face unpredictable challenges with new and insufficiently proven blockchain technologies** The token transaction mechanism in our digital platform and our business model's ecosystem is recorded on the Ethereum blockchain ledger. However, we do not have control over the software developments of the Ethereum network by the third-party Ethereum Foundation and its affiliated developers. Sometimes the Ethereum network undergoes updates known as a fork, which in rare incidences may lead to network disruption or bugs. In the event of any major Ethereum fork, we will closely monitor the nature of the fork and ensure tokens remain compatible with our business model. Should there be a risk of incompatibility, severe network congestion, insufficient transaction scalability, etc. that would lead to a critical and permanent disruption leading to impracticality, our contingency plan is to diligently migrate tokens into alternative smart-contract blockchains such as Stellar, NEO, EOS, etc. via a token exchange event.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brennen Hodge, 50.0% ownership, Medex

Classes of securities

- Common Stock: 1,000,000,000

Voting Rights

The holders of shares of the Company's common stock, $0.00001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board and by community consensus out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board and by community consensus upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

Certificates

The company's Common Stock Shares will come in the form of securitized tokens called Medex and will represent ownership in the company, voting rights, and staking opportunities in our stable currency system.

What it means to be a Minority Holder

As a minority holder of our MDX token, you will proportionally weighted influence on our policies and other corporate matters, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

There will be 10,000,000,000 ERC20 Medex tokens minted as a fixed supply, and no further tokens will be created again. Investors should be aware that we are publicly offering 53,500,000 tokens during the Regulation CF offering, with up to 25,000,000 additional tokens available to be awarded as bonuses. Additionally, 1,000,000,000 tokens will be distributed to board members, advisors, and employees of the Company. Over 10 years, with a series of time-locked smart contracts, the remaining tokens may be voted on by the community to enter circulation until all 10,000,000,000 becoming the circulating supply.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-03-31.

Financial Condition

Results of Operation

Since our January 2017 inception, we have not had any significant operating history. We have been primarily funded by the shareholders and related party, Brennen Hodge, to cover initial operating costs, particularly application & smart contract development. These amounts are detailed in the attached Financial Statements.

We have not yet generated any notable revenues, yet we anticipate the start of significant revenues in Q1 of 2019 upon the launch of our "Health as a Service" plans. Based on our forecast, with the liquidity of the anticipated full raise Regulation CF amount ($1,070,000), we anticipate that we can operate the business in a lean startup mode for 12 months in the scenario of no revenue generation. In this scenario, anticipated major expenditures are Software Development ($550k), Administrative Overhead ($325,800), Legal ($100k). These estimates are based on typical software startup expectations, particularly from the cofounders' 20+ years of experience with health technology startups. Should we raise less than the $1,070,000 funding goal through this Regulation CF offering, then all of the aforementioned assumptions shall be generally pro-rated in a reasonable manner such that expenditures are reduced proportionally to the funding. We will continue to raise funds through other offerings including Regulation D 506(c), Regulation S, and Regulation A+ for digital tokens or equity shares. As of April 9, 2018, Brennen Hodge has funded the Company's operating expenses in the amount of $73,280. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Financial Milestones

The Company is investing for continued growth of the brand, and is generating net income losses as a result. In the unlikely event that we generate no revenue at all after raising the maximum Reg CF amount of $1,070,000, then we estimate that we would be able to sustain 12-months of operations -- please see the "Results of Operation" and "Use of Proceeds" sections for further details. A majority of our business model relies on blockchain technology which is considered novel and untested in the healthcare industry but will accelerate consumer adoption of our network as blockchain's beneficial features become increasingly known to consumers. Although we strongly believe that we will be able to achieve these milestones with commercially reasonable diligence, unforeseen circumstances could arise or circumstances may currently exist that we did not consider. Such circumstances may delay our aforementioned milestones, and possibly require us to raise additional amounts to sustain operations until we are able to achieve profitability. To mitigate this, we are anticipating additional Regulation D 506(c), Regulation S, and Regulation A+ exempt offerings to raise funds totaling $100,000,000 by end of Q4 2018. This would allow us to significantly increase operational capabilities and marketing, and allow us to generate anticipated positive net income by 2020.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. In order to quickly take our products and services to the market, funds are critical to the process of enhancing our technology and network. If we raise our Regulation CF goal of $1,070,000, then we intend to diligently budget expenditures across a 12-month period. If we raise the bare minimum of $10,000 in this offering, then it will be spent entirely on our software development. Additional details can be found in the "Results of Operation" section. The approximate total capital intended to be raised through all offerings (i.e., Regulation D 506(c), Regulation S, & Regulation A+ exemptions) of our tokens is $100,000,000 by December 2018. If there is greater demand, management may increase the maximum raise.

Capital Resources

The Company is also seeking to raise capital through other separate offerings for its tokens including a Regulation D 506(c) exemption to accredited investors, as well as a separate Regulation S exemption to international investors and a Regulation A+ exemption for the general public. The total intended funds to be raised is approximately $100,000,000. If demand is greater, management could increase the available offerings. To date, the shareholders have funded all the Company's operations. The related party, Brennen Hodge, has provided a line of credit for $75,000. The Company may also consider raising capital through sales of its stock/equity to venture capital firms or other organizations in the second year of operation.

Indebtedness

Brennen Hodge has funded the Company's operating expenses with a $75,000 capital infusion in the form of a line of credit with a 0% interest rate. As of April 9th, 2018, the Company's operating expenses in the amount of $73,280. If we raise at least $1,000,000 through this offering, we will repay the debt based on budgeted funds from the corresponding "Use of Net Proceeds" categories accordingly, as each category is already inclusive of this anticipated debt. Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with the interest rate of 7%.

Recent offerings of securities

None

Valuation

$20,000,000.00

Our valuation is based on the future network effects and value creation of our decentralized health economy. We aim to contain the world's healthcare costs at $5 Trillion, starting with America's $3.3 Trillion spend. We believe this is a conservative valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$1,070,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)	$600	$6,420	$64,200
Net Proceeds	$9,400	$100,580	$1,005,800
Use of Net Proceeds:			
R&D	$0	$0	$20,000
Marketing	$0	$3,000	$10,000
Administrative Overhead	$0	$10,000	$325,800
Software Development	$9,400	$83,580	$550,000
Legal	$0	$10,000	$100,000
Total Use of Net Proceeds	$9,400	$100,580	$1,005,800

We are seeking to raise a minimum of $10,000 (minimum target) and up to $1,070,000 (main target) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

Software Development: This is the core need for our crowdsale. We will expand our development efforts and hire people with relevant blockchain and distributed system experience. We will also hire 1-2 UX/UI people to craft the story we're telling with Citizen Health.

Administration: This will be in the form of salaries for our existing team members and various business operating expenses.

Legal: We will need a proper securities attorney to get us ready for the next phase of our crowdsale.

Marketing: After we complete our Reg CF campaign, we will move into the Reg D & Reg A+ campaigns. This will need a marketing budget for Google AdWords, Facebook Ad campaigns, and relevant listings.

R&D: We're developing the latest blockchain & AI technology that will need a budget for research & development. This will be much larger with our future campaigns.

If we raise the bare minimum of $10,000 in this offering, then it will be spent entirely on our software development. As of April 9, 2018, the founder, Brennen Hodge, has funded the Company's operating expenses in the amount of $73,280. If we raise at least $1,000,000 through this offering, we will repay the debt based on budgeted funds from the corresponding "Use of Net Proceeds" categories accordingly, as each category is already inclusive of this anticipated debt.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. As of April 9, 2018, Brennen Hodge has funded the Company's operating expenses in the amount of $73,280. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with a 7% interest rate.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at CitizenHealth.io/transpareny-reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Citizen Health Project, Inc.

[See attached]

CITIZEN HEALTH PROJECT, INC.

Unaudited Financial Statements For The Period Ended March 31, 2018

April 6, 2018

Independent Accountant's Review Report

To Management
Citizen Health Project, Inc.
Hattiesburg, MS

We have reviewed the accompanying balance sheet of Citizen Health Project, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CITIZEN HEALTH PROJECT, INC.
BALANCE SHEET
MARCH 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	15,570
TOTAL CURRENT ASSETS		15,570
TOTAL ASSETS		15,570

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY		
Common Stock (10,000,000,000 shares authorized; 1,000,000,000 issued; $.00001 par value)		10,000
Additional Paid in Capital		75,000
Retained Earnings (Deficit)		(69,430)
TOTAL SHAREHOLDERS' EQUITY		15,570
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	15,570

Unaudited- See accompanying notes.

CITIZEN HEALTH PROJECT, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2018

Operating Expense		
Outside Services	$	47,100
Legal and Professional Services		15,330
General and Administrative		7,000
		69,430
Net Income from Operations		(69,430)
Net Income	$	(69,430)

CITIZEN HEALTH PROJECT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2018

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(69,430)
Net Cash Flows From Operating Activities		(69,430)
Cash Flows From Financing Activities		
Change in Common Stock		10,000
Change in Additional Paid in Capital		75,000
Net Cash Flows From Investing Activities		85,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		15,570
Cash at End of Period	$	15,570

CITIZEN HEALTH PROJECT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2018

Starting Equity	$	-
Sale of Common Stock		85,000
Net Income		(69,430)
Ending Equity	$	15,570

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Citizen Health Project, Inc. ("the Company") is a corporation organized under the laws of the State Delaware. The Company intends to operate in the software, biotechnology, genetics, blockchain, health, wellness, & fitness industries. As of March 31, 2018, the Company had not commenced principal operations.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company intends to earn revenue from subscription fees charged to users of its software. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the period ended March 31, 2018 but has not reached the end of its first annual period. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company’s first Delaware franchise tax filing will be due in 2019.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 6, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Citizen Health is pending **StartEngine Approval.**



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Citizen Health

A decentralized health economy

Small OPO · Hattiesburg, MS · Biotechnology · Accepting International Investment

Universal healthcare for the people, by the people

Invest in Citizen Health

What Netflix did to Blockbuster, Citizen Health is doing to health insurance companies.

Using **blockchain, AI, and the power of the crowd**, we've developed a **decentralized model** for a **universal health care system** that's owned and controlled by the people - not governments or corporations. Our peer-to-peer framework makes the traditional insurance model obsolete and removes unnecessary intermediaries from the healthcare equation.

The time has come for us as American citizens to say "NO." It's time to put our foot down and draw a line in the sand. No Republican, Democrat or Independent has presented a viable economic model to pull our healthcare industry away from the increasing costs and financial burdens that have been plaguing our country for years.

What we need is an ecosystem that gives the power back to people. We need a community that fosters healthy living and helps those in need. **We need to utilize our collective strengths to reinvent a new healthcare system that puts patients, caregivers, and health providers at the center.**

That's the mission of Citizen Health.

100% universal healthcare that is 100% owned & operated by the citizens of America. The time has come for us to break away from the inefficiencies of our past and take humanity to the next level of health & wealth.


CITIZEN HEALTH
Universal healthcare
for the people, by the people
CitizenHealth.io


UNIVERSAL HEALTHCARE FOR THE PEOPLE, BY THE PEOPLE.

The Offering

Investment: Medex "MDX" token (Representing Common Stock)

$0.02 per MDX token| When you invest you are betting the company's future equity value will exceed $21M.

Description: The "Medex" or "MDX" token will represent a single share of common stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

All tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** *below.*

"No one should lack medical care or go bankrupt paying hospital bills when we have the knowledge, technology, & resources to take care of everyone."

Brennen Hodge
Founder

What We're Fixing

As long as crony politicians, unethical pharmaceutical companies, and greedy insurance companies are still controlling our healthcare system, our future faces the same high costs and inefficient care we're currently getting.

These two charts say it best:



Life Expectancy vs Health Expenditures Over Time (1970-2014)
Life Expectancy
Health Expenditure per Person
USA



Growth of Physicians and Administrators (1970-2009)
Physicians
Administrators
Percent growth in U.S. healthcare spending per capita

Do you see a trend here? America's healthcare system is off track and needs fixing. The more insurance regulation we get, the more people we need to figure out how to bill for it, the more it costs, etc. It's an ignorant cycle that is not sustainable.

The answer is easy -- remove the insurance intermediaries and install a decentralized patient-to-provider payment network.

How We're Fixing It

Most people believe the American healthcare system is broken. On the contrary, ***it's functioning just as designed.*** It was originally built on a negative incentive model (fee-for-service) that spawned a medical industry monster profiting more off our unhealthy conditions than it does our healthy decisions.

Healthcare doesn't have to be complex. Working from a first principle mindset, you can reduce everything down to the fundamental variables in the healthcare equation. At the base, we have "people" and their "health." **Our goal is to increase a person's health for the least amount of money. People over profit.**



Heath Data Vault
App Layer
Humantiv OS
Mega Fund
Heath & Wellness Marketplace
Collaboration Engine
Health Intelligence
Community Governance
Incentive System
Medit Protocol
Ethereum Blockchain
Compute Layer
IPFS/Filecoin
Bigchain DB
Storage

Our Ecosystem

Using first principles thinking, we've deconstructed our medical industrial complex down to the fundamentals and determined what components are essential for rebuilding healthcare with aligned incentives.

The components we've selected interact with each other in a way that creates a "Health Economy as a Service" for countries. Especially for developing countries with inadequate healthcare infrastructure, our ecosystem provides a plug-and-play approach that only requires smartphones and the internet.

Everything we do is designed to remove as many intermediaries as possible from the healthcare equation so costs can come down and quality can go up.

More importantly, we're building a system that will save lives. We believe the foundations we're building with Citizen Health will enable us to cure, prevent, or manage all diseases by 2050. **With our advancements in computing power, nanotechnology, biotechnology, omic research, and CRISPR, we're building a future where this is possible.**

Medit Protocol

This protocol powers Citizen Health enabling the economy to align incentives for health optimization and to democratize the decisions of the community.

Backed by our Proof of Health algorithm, the Medit Protocol creates a unit of value called Medit, which is intrinsically tied to the health of humanity.

The other component is our Community Governance, which is a voting and decision-making system taking the best qualities from liquid democracy and futarchy to create equity in healthcare.



Proof of Health Algorithm
Incentive System
Community Governance

The Operating System for Economic Health

Citizen Health is powered by Humantiv OS and the Medit Protocol. In conjunction, these two layers create a "plug-and-play" economic framework for countries wanting to make healthcare more affordable and to optimize the health of their citizens. **All components of this layer work together to provide a place of economic transactions for the benefit of health & wellness.**



HUMANTIV
Mega Fund
Health & Wellness Marketplace
Health Intelligence
Collaboration Engine

Application Layer

To interact with Citizen Health, users can download Humantiv from the Android or Apple app stores. Here you can build a complete holistic view of your health with medical record imports, data connections from popular health wearables, genomic, and microbiomic data.

This layer is also open to developers of digital health, wellness, & fitness apps and services. **Medit is used as the API and rewards token to grow mass network effects with aligned community incentives.**



Application System
Application Developers
Medit
API & rewards token

Introducing the Humantiv app



Choose your Data Sources
Withings
GARMIN

Data Sources

We import data from 30+ sources to give our members a unified history of their health.



My health
10,543
2,189
890
87
96

Earn Medit

We pay you to do healthy things. Go take a walk, take the stairs, get some sleep -- get rewarded for pursuing health.



87
96
6
92

Personal Health Record

Own your data. Use your data. Profit from your data.



Health journey

Personal Health Journeys

We'll guide you along your health journey of choice and optimize every step.

Citizen Health's Crypto Asset System



Replacement for fiat health transactions
Stable currency
Generated via Proof of Health
Future Basic Income
Medit "MDT"
MDT generation determined by MDX holders
Medex "MDX"
Tokenized share of Citizen Health
Grants proposal & voting rights
Receive dividends by consensus
Used in health prediction markets
Fixed Supply
A new health economy
Medit is secured in PHA for future health spending
Locks MDX in PHA and earns % from stake
Personal Health Asset
Savings & investment account for MDT & MDX
Like an HSA on the blockchain
Used in MDT price stability
Lifetime account generated at birth
Health value stored here

For the new health economy to prosper, we've created a new financial system consisting of 3 crypto assets.

One is our stable currency called Medit "MDT" and is designed to replace the dollar in healthcare. It is also used as an incentive and API token within our decentralized ecosystem.

The second is a derivative token called Medex "MDX" that functions as a stake in the network and to stabilize the Medit. MDX is needed to vote on protocol changes, submit proposals, and to receive stabilization proceeds.

The third is what we're calling a "Personal Health Asset," which is a cross between an HSA, life/health insurance, and a crypto wallet. This Personal Health Asset grows with you for life and is used to pay for health & wellness services, investing in research & development, and to store your valuable personal health data.



Our Market and Industry



Mexico
Source: dpcfrontier.com

Direct Primary Care

We're building off the growing movement of doctors who are ditching health insurance and going to a direct payment model. This is called "Direct Primary Care", and it's quietly sweeping the nation. As of April 2018, **25 states have enacted laws stating that a contract between a patient and the doctor does not fall under insurance regulation.** Innovation is flourishing in this new environment.

DPC is finally solving the "Quadruple Aim." Doctors love it, patients love it, and employers love it. **While we didn't invent this model, we are perfecting and globally scaling it.**

Health Savings Account

Next is the HSA market. With our current political administration pushing a free-market healthcare system relying heavily on the use of Health Savings Accounts, our blockchain-based Personal Health Asset is primed to take on the incumbents.

Instead of sending your money to a third-party insurance company, now you can invest in your future self. Imagine having a savings account that pays for your health services and also links together with millions of other accounts to form a peer-to-peer mega fund. **This is what our Personal Health Asset enables.**



Total HSA Assets (in billions)
80
60
40
20
0
2012
2013
2014
2015
2016
2017
2018 est
2019 est
2020 est
Billions
Deposits
Investments



Global Crowdfunding Volume (Billions)
200
175
150
125
100
75
50
25
0
2012
2013
2014
2015
2016
2017
2018 est
2019 est
2020 est

Crowdfunding & Crowdsourcing

The internet has empowered us to organize large groups of people to come together and accomplish remarkable things. From the explosion of Kickstarter-type platforms to open innovation hubs, this social sharing/connecting movement is changing the way both human & financial capital is utilized.

We are taking these crowd-based models and applying cryptoeconomics and AI to build an extremely large DCO (decentralized collaborative organization). This will be the world's largest crowd-powered endeavor on the mission to cure, prevent, or manage all diseases by 2050.

Genetics & Microbiomics

10 years ago, it cost $100 Million to sequence a genome. Today, it's less than $500. Five years from now it will be $20. Having these tests become virtually free will lead to an explosion of valuable genetic data that will assist us in curing diseases.

The foundation of our diagnosis and treatments comes from a full analysis of each member's genome and microbiome. We want the absolute best for our members, and that means personalized everything. **Each individual will get treatment, fitness, and nutritional plans all based on their unique health data.**



Cost per Genome (2001-2020)
Cost pre Genome
Moore's Law



7%
Physical Environment
38%
Personal Behavior
11%
Medical Care
15%
Genetics & Biology
23%
Social Circumstances
Source: Citizen Health Research

Social Determinants of Health

Clinical care, the focus of our health systems, only account for 11% of our overall health. However, it is necessary to view health as a holistic measure of an individual's entire living situation and life experience. These factors that strongly affect an individual's overall quality of health are the determinants of health. Extending far beyond medical care, these factors can be used to improve health within the clinical, population, and public health spaces.

We use these data points to create a holistic view of your health and help guide you to a better life in the form of a "Personal Health Journey." Everyone is at different stages in their lives with various "health goals." Whatever your goal is, our goal is to help you get there.

Business Model

Now that you have learned about our Medit Protocol, Proof of Health algorithm, and Humantiv OS, let's talk about the opportunity we're creating.

For starters, this needs to be clear: **Citizen Health's goal is to cure, prevent, or manage all diseases by 2050.**

We are not building a product or service with the hopes of being acquired or having a traditional IPO. Don't invest if you are looking for that exit.

What we are building is a decentralized health economy owned and controlled by the people on a global scale.

We aim to replace fiat currency with MDT in all healthcare transactions. Using our peer-to-peer framework, we will start with the $1.2 Trillion Americans paid in health insurance premiums alone last year. We're not competing -- we're changing the game.

With a nationwide network of primary & specialty doctors, we will launch our marketplace and subscriptions to health & wellness.

Health as a Service



Diabetes
26,748 MDT
5%
Mental Health
17,832MDT
10%
Primary Care
35,644 MDT
20%
Cancer Care
53,496 MDT
30%
Expensive Accident
26,748 MDT
15%
Cardiovascular Care
35,644 MDT
20%

178,320 Medit (MDT)
Available in PHA

(Example of a 35 yr old male's Personal Health Asset)

Introducing "Health as a Service." A monthly subscription to a **better** and **healthier you**.

The current health insurance industry is built off of "Sick Care." Waiting until you are sick to address your condition is called reactive medicine. We at Citizen Health believe in a better way. We believe in **predictive & proactive health**.

These are **personalized plans** based on your **genetics**, **microbiomics**, **wearable data**, **medical records**, and numerous other **social determinants** of your health. We take a **complete holistic view** of your data to figure out the best way to **optimize your health**. This includes nutritional & fitness guidance, as well as **precision medicine** tailored to you.

Our first group of plans are designed to make the **largest impact in saving lives and saving money** in America.

Primary Care

Imagine having access to a doctor 24/7 that you can see however many times you want. You can visit, call, text, video chat, and email your doctor anytime you need health advice or treatment. This doctor is equipped with an artificial intelligence that can interact with you with the very best medical knowledge pertaining to your genetic makeup, microbiome, and health history.

Cardiovascular Care

We will analyze your genetics and health history to give you a personalized health plan to improve your circulatory system and get you in the best shape possible. You get a personal HealthCoach that will guide you in fitness & nutritional plans to make your heart healthier. Our aim is to cut your chances of having a heart attack down 80%.

Cancer Care

We will utilize the latest advances in artificial intelligence, genetic analysis, and nanotechnology to give you the best chance to detect cancer before it becomes a problem. With monthly at-home diagnostic tests, we will know you have cancer as early as possible so treatment can be minimal with maximum success.

Mental Health

With an aging population, Alzheimer's disease and dementia cases will continue to increase. Using the latest neuroscience advances in genetics, personalized medicine, and nutrition, we will pursue the cure for ending these conditions.

Diabetes

In the words of Hippocrates, "Let food be thy medicine and medicine be thy food." **We'll analyze your health data and personalize a nutritional & fitness plan to try and reverse diabetes.**

Expensive Accident

Let's be real — serious accidents are statistically low, but in the event that you have to undergo emergency surgery, we have your back. Everything is paid up to $250k, and if a medical bill is higher, then you are granted a P2P loan from the community. **This is healthcare for the people, by the people.**

Rare Disease, Condition or Disorder

Here's where it gets interesting: Pharmaceutical companies treat research & development for low volume diseases as a lost cause because it isn't profitable enough. Insurance companies don't want to pay for the R&D either because of their profit motives. Well, guess what? Our mission is to cure, prevent, or manage all diseases by 2050. This means we welcome people who have rare and unique health problems. **Using the power of crowdfunding & crowdsourcing, coupled with AI, cryptoeconomics, and health data, we're building a citizen science revolution on a global scale.**

This means that if you have a rare disease, condition, or disorder, you can now directly fund R&D for your particular health issue. Not only do you fund it, you control it as a stakeholder while collaborating with the scientists, clinicians, and engineers to find a cure or treatment faster.

What Makes Our Team Special


CITIZEN
HEALTH

Over the past few years, members of our team have been on a mission to meet and know leading healthcare experts. Through various social channels, we found the change agents who are working daily to reimagine healthcare. In February of 2018, we brought them together in an Ambassador and Advisor program to have their voices, ideas, and expertise be a central part of Citizen Health. **With this group, we have savvy professionals and partners who are working with us to bring solutions to people and healthcare.**

Our value is found in that we care about what happens to people. **Patients and Caregivers are not a means to an end.** They are real people with real lives who want every opportunity to live the healthiest lives possible. The time to act and enable our core team to make a lasting and sustainable impact has arrived. **Social Influence extends into the real world - networking healthcare becomes our first step to solving many challenges.**

A recurring theme has centered around our group. **Who is going to breakthrough and actually disrupt healthcare?** The open secret that we share is it must be done from the outside of the industry, with a multitude of solutions. It's beyond the capability of a single EMR, health plan or anything stagnated in a standalone silo. **It will require many systems, participants, partnerships and other technologies working in concert to bring forth the disruption.** We aimed really high and sought the best.

The group we have assembled includes **speakers, writers, authors, bloggers, advocates, conference hosters, designers, makers and more.** Now we begin the next steps to take Citizen Health into communities. We have just touched on what we will accomplish with our team and we are thrilled to create new possibilities for people and healthcare.

The Team Making It Happen



Brennen Hodge

Founder, CEO

Brennen has centered his professional life on technological connection. Beginning with CitiLife, (CEO, 2011-2014) Brennen established a way for journalists and bloggers to distribute content and generate revenue through a new online platform. Through dbVantage, (Founder & CEO, 2012-2018 (approx. 0.5 hours/week currently working here)) he cultivated skills in design, programming and formed his expertise in leadership and team management. His real passion for healthcare and his journey towards Citizen Health, first began with Pharmedio, four years ago. (CEO, 2014-2017). During his tenure with Pharmedio, Brennen would learn the inefficiencies of pharmacy benefit managers and insurance billing after developing software for over 100 pharmacies. The valuable discoveries, yet challenging complexities surrounding healthcare inspired Brennen to look closer at what could be done to transform healthcare. With the emerging technologies, blockchain, AI and other cutting-edge advancements, healthcare now has a way to be digitized, networked, affordable and comprehensive. Citizen Health (Founder & CEO, 2017 to present) is the product of these advancements, derived from years of Brennen's innovation and intuitive thinking.



Megan Janas

Co-Founder, Digital Health Strategist

Megan has spent most of her career focused on innovation in healthcare. At an early age, she was privileged to work with the groundbreaking STAR Human Resources, a company focused on healthcare benefits for part-time and low wage employees. It was here, she came to understand the value of health benefits for all and that alternative models of healthcare not only can succeed, but thrive. In the digital era, Megan would go on to work with Textra Healthcare (Director Marketing, 2011-2016) helping to design and build an award-winning, semi-automated communication platform, facilitating patient to provider follow-up care. While here, Megan would grow her digital strategy expertise - discovering the connections and value between networked care and the data science of communication in healthcare. Continuing her search for ways to further connect patients and provide healthcare, she would co-found SkyHigh Health (Co-founder, 2017- present) a telehealth DPC designed to provide quality, convenient and affordable healthcare. Her mission to find more advanced healthcare models and technology would connect her with Brennen to establish, design and network Citizen Health (Co-founder, 2017- present).



James Cunningham, Ph.D.

Co-founder, Blockchain Design

James is a lifelong academic researcher who specializes in software engineering. He is based in Manchester, England exploring the implications of software technologies and healthcare. James spent his early career with informatics and medical knowledge representation as a developer (Research Associate, 2005-2009). He moved to working with eHealth projects, focusing on social statistics and analysis - software used within the National Health System (NHS) in the U.K. (Senior Software Engineer, 2009-2013). Here James would work with population health data and apply agile development to quickly deploy solutions to health systems. His work took him to lead and manage health informatics for real-world evidence-based systems (Research Fellow, 2013 to present). Most recently, he has focused his attention to the emerging field of blockchain technologies and cryptoeconomics, building out the Medit and Medex token ecosystem, incorporating his expertise of health-based data. James' dedication to disruptive healthcare models and application of data has afforded Citizen Health (Co-Founder, 2017 to present) the vision to implement technology vested in research.



Nabyl Bennouri

Co-Founder, Software Architecture

Nabyl has forged an enticing career in software architecture. His expansive designing, programming and coding expertise began at BioTronic Medical Company (Software Engineer, 2012-2015). Crafting software to facilitate communication between implantable devices and dashboards, Nabyl would learn the delicate balance concerning algorithms and human life. More than just the code, Nabyl would discover the high regulation of devices, dashboards and softwares and the need to safeguard them with encryption and the highest securities. Learning about the connectivity of medical appliances and platforms, gave Nabyl the ability to found Ultra (Founder & CTO, 2014 to present) an app and UV sensor that allows users to monitor their sun exposure. Ultra was his first chance to work in a startup environment. By using lean principles, the science of data analytics and other key components - Nabyl was able to design software at a rapid pace. This foundation was critical to launch Citizen Health (Co-founder, 2017 to present) as he engineered the Humantiv App and Personal Health Journey. Nabyl's belief in the personalization of healthcare and viewing health as an asset is invaluable as he continues to engineer Citizen Health around each individual.



John Chamberlain

Direct Care Design

John is a Direct Primary Care Advocate who is designing our "Health as a Service" subscription model for primary and specialty care physicians. His extensive background includes being a former hospital CEO and healthcare product manufacturer.



Ben Maisano

Advisor, Software

Ben is a technology leader in consumer and enterprise software that has spent most of his career in healthcare, education, and financial industries. He is currently CTO of CareDox, a health platform connecting schools, families, and pediatrics with a unified health record.



Conner Gunn

Advisor, Employee Benefits

Conner is an Employee Benefits Consultant specializing in reducing costs and maximizing health for the clients he serves. His goal is to turn proactive care and health savings into a model that works for everyone.



Grace Cordovano, PhD

Ambassador, Patient Advocacy

Grace is the owner of a leading patient advocacy organization. Her mission is to bring empathy, guidance, care options, and coordination to both patients and caregivers in healthcare.



Savva Kerdemelidis

Advisor, Legal & Crowdsourcing

Savva is a commercial / IP / IT legal adviser who works with companies in the UK, EU, US, New Zealand and Australia. He is passionate about crowdfunding healthcare and has founded a non-profit funding clinical trials for therapies that lack adequate incentives.



Dr. Dan Lynch, DO

Advisor, Health

Dan is an Osteopathic Neuromusculoskeletal Medicine Resident Physician at A.T. Still University. He is overseeing the direction of our healthcare initiatives and open source EMR development.



Dr. Grady Kaiser, DO, MS

Advisor, Health

With an extensive educational background including multiple Master's degrees in sciences, a Doctor of Osteopathic Medicine degree, and a passion for helping people get healthier, Grady has big ideas for our health & wellness initiatives.



Ross Arroyo

Advisor, User Experience

Ross is a technologist and developer devoted to bringing workable solutions to people in need. His work includes designing better workflows for physicians struggling with EMR's, assisting seniors with user-friendly Apps, and launching open API's to coordinate disaster relief.



Manfred Sternberg

Advisor, Legal & Crowdfunding

As an entrepreneur business executive, and as an attorney/business counselor, Manfred Sternberg has founded several companies and represented a broad spectrum of enterprises in technology, software, healthcare, and insurance.

June 2015

Citizen Health was born

The idea for Citizen Health was born and we got to work on its implementation!

February 2016

R&D is Initiated

Research & development was started on the Ethereum blockchain and smart contracts.

May 2017

ICO Planned

ICO planned but held off for more guidance from the SEC. We decided to self-fund instead.

August 2017

Began to Recruit Our Team

People from many backgrounds joined the Citizen Health mission.

September 2017

Medit Protocol Development Starts

Started working on our dual-token system and Proof of Health algorithm.

January 2018

Android & iOS Development Starts

We began development of the Humantiv App.

April 2018

Launched on StartEngine

Now YOU can own a part of our company!

May 2018

Medit Protocol Testnet Release

Our protocol and Medit token will be launched on testnet (anticipated).

June 2018

iOS & Android App Released

We will launch the Humantiv app in iOS & Android apps stores for beta testing (anticipated).

June 2018

Launch Collaboration Engine

This will start with our Proof of Health validation and refinement (anticipated).

[illegible] 2018

Reg D & Reg A+ Offering

After our successful Reg CF raise, we will pursue another offering to grow the network (anticipated).

January 2019

"Health as a Service" Launches

We will launch our Medit Protocol live and roll out our new subscription to health (anticipated).

Meet Our Team



Brennen Hodge

Founder & CEO

Brennen has centered his professional life on technological connection. Beginning with CitiLife, (CEO, 2011-2014) Brennen established a way for journalists and bloggers to distribute content and generate revenue through a new online platform. Through dbVantage, (Founder & CEO, 2012-2018 (approx. 0.5 hours a week currently working here)) he cultivated skills in design, programming and formed his expertise in leadership and team management. His real passion for healthcare and his journey towards Citizen Health, first began with Pharmedio, four years ago. (CEO, 2014-2017). During his tenure with Pharmedio, Brennen would uncover the ways in which startups are formed, built and nurtured. The valuable discoveries, yet challenging complexities surrounding healthcare inspired Brennen to look closer at what could be done to transform healthcare. With the emerging technologies, blockchain, AI and other cutting edge advancements, healthcare now has a way to be digitized, networked, comprehensive and affordable. Citizen Health (Founder & Architect, 2017 to present) is the product of these advancements, derived from years of Brennen's innovation and intuitive thinking. Brennen is on a journey to democratize every aspect of health, wellness and healthcare in America and throughout the world.



Megan Janas

Cofounder & Digital Health Strategist

Megan has spent most of her career focused on innovation in healthcare. At an early age, she was privileged to work with the groundbreaking STAR Human Resources, a company focused on healthcare benefits for part-time and minimum wage employees. It was here, she came to understand the value of health benefits for all and that alternative models of healthcare not only can succeed, but thrive. In the digital era, Megan would go on to work with Textra Healthcare (Director Marketing, 2011-2016) helping to design and build an award winning, semi-automated communication platform, facilitating patient to provider follow-up care. While here, Megan would grow her digital strategy expertise - discovering the connections and value between networked care and the data science of communication in healthcare. Continuing her search for ways to further connect patients and provide healthcare, she would co-found SkyHigh Health (Co-founder, 2017 to present) a telehealth DPC designed to provide quality, convenient and affordable healthcare. Her mission to find more advanced healthcare models and technology, would connect her with Brennen to establish, design and network Citizen Health (Co-founder, 2017 to present).



James Cunningham

Cofounder & Blockchain Design

James is a lifelong academic researcher who specializes in software engineering. He is based in Manchester University, England exploring the implications of software technologies and healthcare. James spent his early career with informatics and medical knowledge representation as a developer (Research Associate, 2005-2009). He moved to working with eHealth projects, focusing on social statistics and analysis - softwares used within the National Health System (NHS) in the U.K. (Senior Software Engineer, 2009-2013). Here James would work with population health data and apply agile development to quickly deploy solutions to health systems. His work took him to lead and manage health informatics for real-world evidence based systems (Research Fellow, 2013 to present). Most recently, he has focused his attention to the emerging field of blockchain technologies and cryptoeconomics, building out the Medit and Medex token ecosystem, incorporating his expertise of health based data. James' dedication to disruptive healthcare models and application of data has afforded Citizen Health (Co-Founder, 2017 to present) the vision to implement technology vested in research.



Nabyl Bennouri

Cofounder & Software Architect

Nabyl has forged an enticing career in software architecture. His expansive designing, programming and coding expertise began at BioTronic Medical Company (Software Engineer, 2012-2015). Crafting software to facilitate communication between implantable devices and dashboards, Nabyl would learn the delicate balance concerning algorithms and human life. More than just the code, Nabyl would discover the high regulation of devices, dashboards and softwares and the need to safeguard them with encryption and the highest securities. Learning about the connectivity of medical appliances and platforms, gave Nabyl the ability to found Ultra (Founder & CTO, 2014 to present) an app and UV sensor that allows users to monitor their sun exposure. Ultra was his first chance to work in a startup environment. By using lean principles, the science of data analytics and other key components - Nabyl was able to design software at a rapid pace. This foundation was critical to launch Citizen Health (Co-founder, 2017 to present) as he engineered the Humantiv App and Personal Health Journey. Nabyl's belief in the personalization of healthcare and viewing health as an asset is invaluable as he continues to engineer Citizen Health around each individual.



John Chamberlain

Direct Care Design

John is a Direct Primary Care Advocate who is designing our "Health as a Service" subscription model for primary and specialty care physicians. His extensive background includes being a former hospital CEO and healthcare product manufacturer.



Benjamin Maisano

Advisor, Software

Ben is a technology leader in consumer and enterprise software that has spent most of his career in healthcare, education, and financial industries. He is currently CTO of CareDox, a health platform connecting schools, families, and pediatrics with a unified health record.



Grace Cordovano, PhD

Ambassador, Patient Advocacy

Grace is the owner of a leading patient advocacy organization. Her mission is to bring empathy, guidance, care options, and coordination to both patients and caregivers in healthcare.



Conner Gunn

Advisor, Employee Benefits

Conner is an Employee Benefits Consultant specializing in reducing costs and maximizing health for the clients he serves. His goal is to turn proactive care and health savings into a model that works for everyone.



Dr. Grady Kaiser, DO, MS

Advisor, Health

With an extensive educational background including multiple Master's degrees in sciences, a Doctor of Osteopathic Medicine degree, and a passion for helping people get healthier, Grady has big ideas for our health & wellness initiatives.



Ross Arroyo

Advisor, User Experience

Ross is a technologist and developer devoted to bringing workable solutions to people in need. His work includes designing better workflows for physicians struggling with EMR's, assisting seniors with user-friendly Apps, and launching open API's to coordinate disaster relief.



Dr. Dan Lynch, DO

Advisor, Health

Dan is an Osteopathic Neuromusculoskeletal Medicine Resident Physician at A.T. Still University. He is overseeing the direction of our healthcare initiatives and open source EMR development.



Savva Kerdemelidis

Advisor, Legal & Crowdsourcing

Savva is a commercial / IP / IT legal adviser who works with companies in the UK, EU, US, New Zealand and Australia. He is passionate about crowdfunding healthcare and has founded a non-profit funding clinical trials for therapies that lack adequate incentives.

Offering Summary

Maximum 53,500,000* shares of common stock ("Medex Tokens" or "MDX") ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 500,000 shares of common stock ("Medex Tokens" or "MDX") ($10,000)

Company	Citizen Health Project, Inc. A Delaware Public Benefit Corporation
Corporate Address	6641 Hwy 98 Suite 200 Hattiesburg, MS 39402 USA
Description of Business	A decentralized health economy owned & governed by the people
Type of Security Offered	Common Stock (Designated as "Medex" or "MDX")
Purchase Price of Security Offered	$0.02
Minimum Investment Amount (per investor)	$400

Perks

$400+ You are first to beta test Humantiv and can earn bounties**

$5,000+ Same as above, plus a 20% bonus of Medit tokens (not Medex) preloaded in your Humantiv account**

$50,000+ Same as above, plus our microbiome and genetic test along with personal analysis & interpretation

$70,000+ Same as above, plus our "Healthy Home" digital diagnostic kit.

$100,000+ Same as above, plus a free year of a family subscription.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

***Humantiv is our first application and also the operating system for Citizen Health. We have a dual-token structure: a stable currency called Medit that is pegged at $1 USD, and a token called Medex which represents a share of Common Stock in Citizen Health.*

<u>**Terms of Tokens**</u>

Medex Tokens (Common Stock)

Description: The Medex Tokens will represent a single share of Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC20
- **Exchanges:** Tokens intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** 1 vote
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** None
- **Other:** None

Please see Offering Document for complete set of rights and preferences.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for Medex tokens.

The 10% Bonus for StartEngine Shareholders

Citizen Health Project, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 5,000 shares of Common Stock (Designated as "Medex" or "MDX") at $0.02 / share, you will receive 500 Common Stock (Designated as "Medex" or "MDX") bonus shares, meaning you'll own 5,500 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. As of April 9, 2018, Brennen Hodge has funded the Company's operating expenses in the amount of $73,280. These expenses are anticipated to be reimbursed once the Company obtains a minimum funding of $1,000,000, payable immediately (see "Use of Proceeds" section for additional information). Should the Company fail to raise this amount by December 31, 2018, the debt shall be converted to a three-year loan with a 7% interest rate.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Remember blockbuster? They're not around anymore because a company called Netflix changed the way people rent movies with an innovative monthly subscription model. It's called disruptive innovation and Citizen Health is doing the same to health insurance companies. We've created a superior way to make healthcare more affordable and people healthier.

Using blockchain, AI, and the power of the crowd, we've developed a decentralized model for a universal health care system that's owned and controlled by the people - not governments or corporations. Our peer to peer framework makes the traditional insurance model obsolete and removes unnecessary intermediaries from the healthcare equation.

How does this look?

I'd like to introduce you to what we're calling "Health as a Service."

This is a monthly subscription to a better and healthier you.

Our first group of plans are designed to make the largest impact in saving lives and saving money in America:

Cancer Care

Cardiovascular Care

Mental Health

Diabetes

Primary Care

These are personalized plans based on your genetics, microbiomics, wearable data, medical records, and numerous other social determinants of your health. We take a complete holistic view of your data to figure out the best way to optimize your health. This includes nutritional & fitness guidance, as well as precision medicine tailored to you.

The base monthly plan is a subscription to Primary Care, which enables direct access to a primary care doctor 24/7. You now have a doctor friend you can text, email, or video chat with anytime you need health advice or treatment. This concept is based on the current DPC model that is quietly sweeping the nation. Patient love it, doctors love it, and employers love it. We didn't invent that, but we're perfecting it and scaling it globally.

For all this to happen, we've created a new financial system consisting of 3 crypto assets.

One is our stable currency called Medit and is a replacement for the dollar

used in healthcare. One is a derivative token called Medex that functions as a stake in the network and to stabilize the Medit.

One is what we're calling a "Personal Health Asset," which is a cross between an HSA, life insurance, and a crypto wallet. This Personal Health Asset grows with you your entire life, from birth to death, from job to job, then you can pass it on to a friend or family member.

Listen, I can talk for hours about Proof of Health algorithm, our incentive systems, and our technology stack, but that's not the point of this video.

What I want to get across is that we've developed a better alternative to health insurance. It saves people money and incentivises them to be healthier. It gives doctors the freedom to practice medicine again without the burden of insurance regulation. It gives developing countries a drop-in economic framework to manage and finance healthcare. This is a powerful idea whose time has come.

If you understand blockchains, cryptocurrencies, and where exponential technologies are about to be, you know this is absolutely huge opportunity. Help us build a better future and invest in Citizen Health.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:51 AM 03/29/2018
FILED 11:51 AM 03/29/2018
SR 20182291420 - File Number 6821288

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A PUBLIC BENEFIT CORPORATION
OF
Citizen Health Project, Inc.

FIRST: The name of the corporation is: Citizen Health Project, Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: Citizen Health's benefit to the public is to improve healthcare affordability and provide care for those in need by creating a decentralized health network of patients, caregivers, and health providers. By promoting health & wellness education, creating incentive networks, and utilizing exponential technology, we aim to elevate the health of people in underserved areas.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 10,000,000,000 shares having a par value of $0.000001 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this March 29, 2018.

Signed and Attested to by: Richard H. Bell II

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President